DAIMLER TRUCKS RETAIL TRUST 2024-1
Investor Report
Collection Period Ended   28-Feb-2025

Amounts in USD

Dates

Collection Period No.	11	
Collection Period (from... to)	1-Feb-2025	28-Feb-2025
Determination Date	13-Mar-2025	
Record Date	14-Mar-2025	
Distribution Date	17-Mar-2025	
Interest Period of the Class A-1 Notes (from... to)	18-Feb-2025	17-Mar-2025 Actual/360 Days 27
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Feb-2025	15-Mar-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	140,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	276,000,000.00	145,502,895.67	121,591,363.95	23,911,531.72	86.635984	0.440548
Class A-3 Notes	301,000,000.00	301,000,000.00	301,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	59,950,000.00	59,950,000.00	59,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**776,950,000.00**	**506,452,895.67**	**482,541,363.95**	**23,911,531.72**		
Overcollateralization	74,504,076.37	73,625,155.57	74,502,231.68			
Adjusted Pool Balance	851,454,076.37	580,078,051.24	557,043,595.63			
Yield Supplement Overcollateralization Amount	38,548,423.47	22,452,556.10	21,294,471.28			
Pool Balance	**890,002,499.84**	**602,530,607.34**	**578,338,066.91**			

	Amount	Percentage
Initial Overcollateralization Amount	74,504,076.37	8.75%
Target Overcollateralization Amount	74,502,231.68	8.75%
Current Overcollateralization Amount	74,502,231.68	8.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	5.600000%	679,013.51	2.460194	24,590,545.23	89.096178
Class A-3 Notes	5.490000%	1,377,075.00	4.575000	1,377,075.00	4.575000
Class A-4 Notes	5.560000%	277,768.33	4.633333	277,768.33	4.633333
Total		**2,333,856.84**		**26,245,388.56**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	22,845,919.64	(1) Total Servicing Fee	502,108.84
Interest Collections	3,457,523.83	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	639,971.26	(2) Total Trustee Fees and amounts owed to Asset Representation Reviewer (max. $250,000 p.a.)	0.00
Recoveries	227,095.81		
Purchase Amounts	0.00	(3) Interest Distributable Amount	2,333,856.84
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	92,079.94	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**27,262,590.48**	(6) Regular Principal Distributable Amount	23,911,531.72
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**27,262,590.48**	(8) Total Trustee Fees and Asset Representation Reviewer fees not previously paid under (2)	0.00
		(9) Excess Collections to Certificateholders	515,093.08
		Total Distribution	**27,262,590.48**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	502,108.84	502,108.84	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	2,333,856.84	2,333,856.84	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	679,013.51	679,013.51	0.00
thereof on Class A-3 Notes	1,377,075.00	1,377,075.00	0.00
thereof on Class A-4 Notes	277,768.33	277,768.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount	2,333,856.84	2,333,856.84	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	23,911,531.72	23,911,531.72	0.00
Aggregate Principal Distributable Amount	23,911,531.72	23,911,531.72	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	2,128,635.19
Reserve Fund Amount - Beginning Balance	2,128,635.19
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	6,449.70
minus Net Investment Earnings	6,449.70
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	2,128,635.19
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	6,449.70
Net Investment Earnings on the Collection Account	85,630.24
Investment Earnings for the Collection Period	92,079.94

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	890,002,499.84	4,711
Pool Balance beginning of Collection Period	602,530,607.34	3,515
Principal Collections	16,554,430.87	
Principal Collections attributable to Full Pay-offs	6,291,488.77	
Principal Purchase Amounts	0.00	
Principal Gross Losses	1,346,620.79	
Pool Balance end of Collection Period	578,338,066.91	3,434
Pool Factor	64.98%	

	As of Cutoff Date	Current
Weighted Average APR	6.83%	7.04%
Weighted Average Number of Remaining Payments	42.39	34.92
Weighted Average Seasoning (months)	14.87	24.46

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	563,256,925.93	3,354	97.39%
31-60 Days Delinquent	3,554,326.32	38	0.61%
61-90 Days Delinquent	10,502,109.85	33	1.82%
91-120 Days Delinquent	1,024,704.81	9	0.18%
Total	578,338,066.91	3,434	100.00%

Delinquency Trigger	**10.500%**
60+ Delinquency Receivables to EOP Pool Balance	1.99%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	1,346,620.79	10	15,003,317.05	110
Principal Net Liquidation Proceeds	647,552.47		3,375,871.61	
Principal Recoveries	214,130.50		1,273,009.97	
Principal Net Loss / (Gain)	484,937.82		10,354,435.47	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.986%
Prior Collection Period	6.932%
Second Prior Collection Period	2.768%
Third Prior Collection Period	0.648%
Four Month Average	2.834%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	1.163%
Average Net Credit Loss/(Gain)	94,131.23

(1) Losses include accounts that have been charged off with a balance remaining of less than $100.

Historical Lifetime CPR, Loss and Delinquencies

Amounts in USD

	Total Pool					
	Cumulative Loss		Delinquncies			Lifetime
Pd.	Gross	Net	31-60	61-90	91+	CPR
1	0.08%	0.03%	0.45%	0.06%	- %	3.00%
2	0.12%	0.04%	0.82%	0.11%	0.01%	4.63%
3	0.19%	0.08%	0.79%	0.67%	0.04%	3.99%
4	0.33%	0.13%	0.53%	0.94%	0.10%	5.10%
5	0.43%	0.19%	0.35%	0.76%	0.15%	6.18%
6	0.57%	0.31%	0.41%	0.41%	0.41%	6.07%
7	0.81%	0.50%	1.35%	0.61%	0.11%	6.68%
8	0.88%	0.54%	1.29%	1.44%	0.05%	6.80%
9	1.08%	0.71%	1.38%	0.53%	0.70%	6.81%
10	1.53%	1.11%	1.36%	1.03%	0.14%	8.54%
11	1.69%	1.16%	0.61%	1.82%	0.18%	8.88%